

September 24, 2010

Niccolo M. de Masi
President, Chief Executive Officer and Director
Glu Mobile Inc.
2207 Bridgepointe Parkway, Suite 300
San Mateo, California 94404

> **Re:** **Glu Mobile Inc.**
> **Registration Statement on Form S-3**
> **Filed August 31, 2010**
> **File No. 333-169131**

Dear Mr. de Masi:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Selling Stockholders, page 23

1. With respect to each selling stockholder that is an entity and that is offering in excess of one percent of the company's outstanding shares, please ensure that you disclose all individuals who have sole or shared voting and/or dispositive power with respect to the Glu Mobile shares held by such entity. In this regard, please specifically address the following:

    -   For shareholders Granite Global Ventures II L.P. and New Enterprise Associates 10, L.P., footnote disclosure to the selling shareholder table does not appear to identify all natural persons who share voting and dispositive power with respect to the shares held by these entities. Please revise to provide this information.
    -   Please clarify the identities of the "reporting persons" with voting and dispositive power over the shares held by shareholders Orphan Fund, L.P. and Nanocap Fund, L.P. referenced in footnote 14.

For guidance, refer to our Regulation S-K Compliance and Disclosure Interpretation 140.02, available at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

2.   Footnote 2 to the selling shareholder table indicates that the 7,138,198 shares of your common stock held by Becker Drapkin Partners (QP), L.P. and Becker Drapkin Partners, L.P. are beneficially owned by Steven R. Becker and Matthew A. Drapkin. However, you do not appear to have included these 7,138,198 shares in calculating the total number of shares beneficially owned prior to the offering by either Mr. Becker or Mr. Drapkin, as set forth in the table. Please revise as appropriate, or advise.

3.   Please state whether any of the selling shareholders are broker-dealers or affiliates of broker-dealers. In this regard, note that a selling shareholder registered as a broker-dealer who did not receive the securities as compensation for investment banking or similar services should be identified as an underwriter. With respect to any selling shareholder that is an affiliate of a broker-dealer, disclose whether at the time of the purchase of the securities to be resold, the shareholder purchased in the ordinary course of business and had any agreements or understandings, directly or indirectly, with any person to distribute the securities. If you are not able to so represent, please identify such selling shareholder as an underwriter.

Exhibit 5.1, Opinion of Fenwick & West LLP

4.   The legal opinion on file dated August 31, 2010 states that it "is limited to the laws, including the rules and regulations, as in effect on the date hereof." If counsel intends to retain this limitation, it should provide a revised legality opinion dated as close as practicable to the requested effectiveness date of the registration statement. Alternatively, please have counsel revise the opinion to eliminate this limitation.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Katherine Wray, Attorney-Advisor, at (202) 551-3483 or me at (202) 551-3462 with any questions. If you thereafter have further questions, you may contact Barbara C. Jacobs, Assistant Director.

Sincerely,

Mark P. Shuman
Legal Branch Chief

cc: Via Facsimile (650) 938-5200
        David A. Bell, Esq.
        Fenwick & West LLP